SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

RHINO PRODUCTIONS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

76218E 10 7

(CUSIP NUMBER)

Yakun Song, Chief Executive Officer and President
No. 40-1 Dama Road,Nanguan District,
Chang Chun  People’s Republic of China 130000
(+86)043188738636

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
(Amendment No.1)

CUSIP NO.  76218E 10 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Vast Glory Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON CO

2

SCHEDULE 13D
(Amendment No.1)

CUSIP NO.  76218E 10 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ya Kun Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,250,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,250,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,250,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.99%*
14	TYPE OF REPORTING PERSON IN

________________
*	Based upon 12,509,600 shares of the Issuer's common stock issued andoutstanding as of September 13, 2011.

Item 1. Security and Issuer

This amendment to the Schedule 13D, relating to the acquisition of the common stock, $.001 par value (“common stock”), of Rhino Productions, Inc.(the "Issuer")by Vast Glory Holdings Limited (“Vast Glory”), and its sole director, officer and shareholder, Yakun Song, originally filed on December 28, 2009 (the “Original Schedule 13D”),is being filed to reflect the following changes which have occurred subsequent to that date.

Vast Glory has distributed the 2,000,000 shares of common stock of the Issuer which it owned to Yakun Song, its sole shareholder. On September 13, 2011, Ya Kun Song acquired an additional 8,250,000 shares of the Issuer’s common stock in exchange for all of the shares of Vast Glory pursuant to a Share Exchange Agreement dated September 13, 2011 (the “Acquisition”). Vast Glory is a holding company which through its subsidiaries and its variable interest entity, Changchun Decens Foods Co., Ltd., a company organized under the laws of the People’s Republic of China (“PRC”), manufactures, distributes and sells retail bakery products in Jilin Province, PRC. Prior to the Acquisition, the Issuer was a “shell company.” As a result of the Acquisition, Vast Glory has become a wholly-owned subsidiary of the Issuer and the Issuer now has an operating business. The Issuer executive offices are located at No. 40-1 Dama Road, Nanguan District, Chang Chun, People’s Republic of China 130000.

Item 2. Identity and Background

      (a) The reporting person for purposes of this statement is Yakun Song (the "Reporting Person").

      (b) The business address of the Reporting Person is c/o the Issuer, No. 40-1 Dama Road, Nanguan District, Chang Chun, People’s Republic of China 130000.

      (c) The Reporting Person is the sole director, Chief Executive Officer and President of the Issuer.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The citizenship of the Reporting Person is the People’s Republic of China.

Item 3. Source and Amount of Funds

      Not applicable.

Item 4. Purpose of Transaction

      (a) The Reporting Person does not have any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) The Reporting Person does not have any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) The Reporting Person does not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) The Reporting Person does not have any plan or proposal which relates to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that Ms. Fengying Su, who has served as chief accounting officer of the Issuer’s variable interest entity, Changchun Decens Foods Co., Ltd., was appointed the Chief Financial Officer of the Issuer upon completion of the Acquisition.

      (e) The Reporting Person does not have any plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

      (f) The Reporting Person does not have any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) The Reporting Person does not have any plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) The Reporting Person does not have any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) The Reporting Person does not have any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) The Reporting Person does not have any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person owns an aggregate of 10,250,000 shares of the Issuer’s common stock (the “Shares”), representing approximately 84.99% of the issued and outstanding shares of the Issuer's common stock based upon the 12,509,600 shares of Issuer's Common Stock issued and outstanding as of September 13, 2011.

      (b) The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

      (c) Except as set forth in Item 1 above, the Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be filed as Exhibits

      None

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to this statement is true, complete and correct.

September 26, 2011
/s/ Ya Kun Song
Ya Kun Song